UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WB Burgers Asia, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
94684P100

(CUSIP Number)
Koichi Ishizuka +81-3-6369-1589 3-1-21, Chuo, Nakano-Ku, Tokyo, Japan, 164-0011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94684P100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Koichi Ishizuka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 101,363,636 shares of Common Stock (1)
	8	Shared Voting Power – 0
	9	Sole Dispositive Power 101,363,636 shares of Common Stock (1)
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,363,636 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common: 10.03%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Based on 1,010,454,545 shares of Common Stock issued and outstanding as of September 22, 2021. As of September 22, 2021 there were 1,000,000 shares of Series A Preferred Stock issued and outstanding. Shares of Series A Preferred Stock are non-convertible and have voting rights equal to 1,000 shares of Common Stock.

CUSIP No. 94684P100	SCHEDULE 13D

 SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Koichi Ishizuka, (the “Reporting Person”). This 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of WB Burgers Asia, Inc., a Nevada corporation (the “Company”).

Item 1.  Security and Issuer.

The security or securities upon which this report is based is the Common Stock, par value $0.0001 per share, of WB Burgers Asia, Inc., a Nevada Corporation, with its principal place of business located at 3F K’s Minamiaoyama, 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by (i) Koichi Ishizuka.

(b)	The address of the business office for the Reporting Person is 3-1-21, Chuo, Nakano-Ku, Tokyo, Japan, 164-0011.
(c)

The principal occupation of Mr. Ishizuka is that of an entrepreneur. As a result, Mr. Ishizuka has diverse business interests and activities. His address is 3-1-21, Chuo, Nakano-Ku, Tokyo, Japan, 164-0011.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Koichi Ishizuka is a Citizen of Japan.

*Mr. Ishizuka is the sole officer and director of WB Burgers Asia, Inc.

Item 3.  Source or Amount of Funds or Other Consideration.

Koichi Ishizuka purchased 101,363,636 shares of restricted Common Stock (the “Shares”) from White Knight Co., Ltd., a Japan Company (“WKC”), on August 30, 2021 for consideration of ten thousand one hundred thirty six dollars ($10,136.00). Mr. Ishizuka used personal funds to acquire the Shares. Mr. Ishizuka is the Chief Executive Officer, and control person, of White Knight Co., Ltd.

Item 4.  Purpose of Transaction.

Mr. Koichi Ishizuka purchased the 101,363,636 shares of restricted Common Stock from White Knight Co., Ltd. on August 30, 2021 for investment purposes.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by the Reporting Person is based on 1,010,454,545 shares of Common Stock issued and outstanding as of September 22, 2021.

(A)	Koichi Ishizuka
a.	Aggregate number of common and preferred shares beneficially owned: 101,363,636 Shares of Common Stock.

Percentage:

Common: 10.03%

b.	Sole power to vote or direct vote: 101,363,636 shares of Common Stock.

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 101,363,636 shares of Common Stock.

Shared power to dispose or to direct disposition: 0

c.	Mr. Koichi Ishizuka has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Specimen Subscription Agreement - Unsigned, Blank Copy, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2021.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: September 22, 2021	Koichi Ishizuka By: /s/ Koichi Ishizuka Name: Koichi Ishizuka